UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SWS Group, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

78503N107

(CUSIP Number)

Corey Prestidge

Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas  75201

(214) 855-2181

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78503N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hilltop Holdings Inc. 84-1477939

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,695,652 (a)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,695,652 (a)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,695,652 (a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.1% (b)

14.	Type of Reporting Person (See Instructions) CO

(a) Represents 8,695,652 shares of Common Stock that are issuable upon the exercise of a Warrant.  The Warrant is exercisable at any time for five years, but will expire to the extent that the Issuer prepays the loan made to it by the Reporting Person and the holder does not exercise a corresponding portion of the Warrant.  The exercise price and number of shares of Common Stock acquirable upon exercise of the Warrant is subject to adjustment as set forth in the Warrant.

(b) The calculation of percentage ownership is based on the 32,568,359 shares of Common Stock outstanding as of April 29, 2011, as disclosed in the Issuer’s Form 10-Q for the period ending March 25, 2011 plus 8,695,652 shares of Common Stock that would be issuable upon conversion of the Warrants of the Issuer held by the Reporting Person.  Assumes that other holders of warrants do not exercise their warrants.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.10 par value per share (the “Common Stock”), of SWS Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1201 Elm Street, Suite 3500, Dallas, Texas 75270.

Item 2.	Identity and Background

(a)                    The name of the person filing this Schedule 13D is Hilltop Holdings Inc. (the “Reporting Person”).  The name, business address, present principal occupation or employment, the name, principal business and address of such employer and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A (collectively, the “Named Individuals”).  Each of the Named Individuals expressly disclaims beneficial ownership of the shares of Common Stock referred to herein, except to the extent of their pecuniary interest therein.

 (b)                The Reporting Person’s principal business address and address of its principal office is 200 Crescent Court, Suite 1330, Dallas, Texas  75201.

(c)                    The Reporting Person is a holding company that owns NLASCO, Inc., a property and casualty insurance company.

 (d) To the best knowledge of the Reporting Persons and the Named Individuals, none of the Reporting Persons nor the Named Individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) To the best knowledge of the Reporting Persons and the Named Individuals, none of the Reporting Persons nor the Named Individual has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a Maryland corporation.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Funding Agreement (the “Funding Agreement”), dated as of March 20, 2011, between the Issuer, the Reporting Person and Oak Hill Capital Partners III, L.P.  and Oak Hill Capital Management Partners III, L.P. (“Oak Hill”), on July 29, 2011, the parties entered into a credit agreement (the “Credit Agreement”) under which the Reporting Person loaned the Issuer $50 million in the aggregate (the “Funding Amount”).  In connection with the Funding Agreement and the loan made by the Reporting Person under the Credit Agreement, on July 29, 2011, the Issuer issued a warrant (the “Warrant”) to the Reporting Person to acquire up to 8,695,652 shares of Common Stock of the Issuer (and, in some cases, the Issuer’s non-voting preferred stock, par value $1.00 per share (“Series A Preferred Stock”)).  The Funding Amount was funded by working capital.

The foregoing description of the Funding Agreement, Credit Agreement and Warrant does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Funding Agreement, Credit Agreement and Warrant, which are included as Exhibit 99.1, 99.2 and 99.3, respectively, hereto and incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference. The Reporting Person acquired the Warrant for investment purposes. The Reporting Person intends to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Person, it may acquire additional shares of Common Stock, or dispose of all or part of the shares of the Warrant or shares of Common Stock acquirable upon exercise of the Warrant, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Person at any time without prior notice.

  To the extent permitted under the Rebuttal of Control (as described under Item 6 below), the Reporting Person may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the foregoing and described elsewhere in this Schedule 13D, neither the Reporting Person nor to the best of its knowledge, any of the Named Individuals, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) though (j), inclusive, of Item 4 of Schedule 13D.  The Reporting Person intends to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)                                  As of July 29, 2011, the Reporting Person was the beneficial owner of 8,695,652 shares of Common Stock, representing approximately 21.1% of the outstanding shares of Common Stock (based upon the 32,568,359 shares of Common Stock outstanding as of April 29, 2011, as disclosed in the Issuer’s Form 10-Q for the period ending March 25, 2011 plus 8,695,652 shares of Common Stock that would be issuable upon conversion of the Warrant of the Issuer held by the Reporting Person and assuming that other holders of warrants do not exercise their warrants). To the best knowledge of the Reporting Person, none of the Named Individuals beneficially owns any shares of Common Stock.

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Hilltop Holdings Inc.	8,695,652	0	8,695,652	0

(c)          Except as set forth in Item 3, none of the Reporting Persons nor, to the knowledge of the Reporting Person, without independent verification, any of the Named Individuals, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d)                                 Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.

Warrant

Pursuant to the Funding Agreement, the Issuer issued the Reporting Person the Warrant and, in some cases will issue, the Issuer’s Series A Preferred Stock, which include, among other provisions, the following terms.

Number of Shares and Exercise Price. The Warrant is exercisable to purchase in aggregate 8,695,652 shares of Common Stock, subject to certain adjustments, representing approximately 21.1% of the Issuer’s outstanding shraes, assuming the full exercise of the Warrant issued to the Reporting Person and that other holders of warrants do not exercise their warrants. The exercise price for the Warrant is $5.75 per share of common stock, subject to anti-dilution adjustments.

Exercisability. The Reporting Person or its permitted transferees may exercise the Warrant for the Issuer’s Common Stock, provided that in no event shall the Reporting Person or a permitted transferee receive Common Stock upon the exercise of the Warrant to the extent that ownership of such shares would cause the Reporting Person or such permitted transferee to be deemed to “control” the Issuer or any of its subsidiaries under applicable regulations.  If any delivery of Common Stock otherwise deliverable to the Reporting Person or such permitted transferee pursuant to a valid exercise of the warrants is not made, in whole or in part, as a result of the restriction described in the previous sentence, the Issuer will be obligated to satisfy a portion of the Reporting Person’s or such permitted transferee’s exercise with shares of the Issuer’s Series A Preferred Stock.

The Reporting Person may also exercise all or any part of its Warrant for a number of shares of Series A Preferred Stock that will be convertible (in the hands of a non-affiliate of the Reporting Person that acquires such Series A Preferred Stock in a widely distributed offering) into the number of shares of Common Stock that the Reporting Person would otherwise be entitled to receive upon exercise of its Warrant.

Expiration. The Warrant is exercisable in whole or in part from time to time until the fifth anniversary of the issuance date,  but will expire to the extent that the Issuer makes permitted prepayments on the loans and the holders do not promptly exercise a corresponding portion of the Warrant.

Voting Rights. Prior to the exercise of the Warrant, the Reporting Person, in its capacity as a warrantholder, is not entitled to any rights of a stockholder of the Issuer by virtue of the Warrant, including the right to vote or to consent with respect to any matter.

Transferability of Warrant. The Reporting Person may transfer or assign its Warrant (a) to any affiliate controlling, controlled by or under common control, in whole or in part without the consent of the Issuer or (b) to any non-affiliate, in whole or in part, with the consent of the Issuer, which approval will not be unreasonably withheld, conditioned or delayed.

Adjustment in the Exercise Price and Number of Shares. The Warrant is subject to certain customary anti-dilution adjustments for actions that would have a dilutive effect on the Reporting Person’s ownership stake.  These adjustments would occur in connection with (i) the Issuer’s Common Stock being issued at less than 90% of the Common Stock’s market price; (ii) stock splits, subdivisions, reclassifications or combinations; (iii) other types of distributions, such as of assets, cash or evidence of indebtedness; (iv) certain repurchases of Common Stock and (v) business combinations.

Investors Rights Agreement

Pursuant to the Funding Agreement, the Issuer, the Reporting Person and Oak Hill entered into an Investors Rights Agreement, dated as of July 29, 2011 (the “Investors Rights Agreement”), which included, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to the Reporting Person relating to the Issuer, its business and the issuance of the Common Stock.  The Issuer and the Reporting Person each agreed to indemnify the other party for breaches of its respective representations and warranties, subject to certain limitations.

Board Representation.  The Reporting Person is entitled to designate an individual to serve on the board of directors of the Issuer (the “Board of Directors”).  In connection therewith, Gerald Ford was appointed as the Reporting Person’s representative to the Board of Directors effective as of July 29, 2011.  The Reporting Person is entitled to designate a representative on the Board of Directors for so long as the Reporting Person and its affiliates beneficially own at least 9.9% of the outstanding shares of Common Stock (subject to certain adjustments).  Additionally, the Reporting Person is also entitled to designate one nonvoting board observer to the Board of Directors so long as the Reporting Person beneficially owns at least 4.9% of the outstanding shares of Common Stock (subject to certain adjustments).

Registration Rights. The Issuer has granted the Reporting Person customary registration rights, including “shelf” registration rights, demand registration rights and “piggy-back” registration rights with respect to Common Stock purchased under the Warrant.  Pursuant to such registration rights, the Issuer has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover) all registrable securities (as defined in the Investors Rights Agreement) as promptly as practicable after (and in any event no more than ninety (90) days after) the consummation of the transactions contemplated by the Funding Agreement and use all reasonable best efforts to cause such shelf registration statement to be declared or be deemed effective.

Preemptive Rights. So long as the Reporting Person beneficially owns securities of the Issuer representing 4.9% of the outstanding shares of Common Stock (before giving effect to any issuances triggered by such preemptive rights), if the Issuer at any time makes any public or non-public offering or sale of any equity (including Common Stock, preferred stock and restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that include an equity component (any such security, a “New Security”) (other than the issuance and sale of securities to directors, members of management, or employees of the Issuer or Issuer’s subsidiaries or in connection with dividend reinvestment plans, in each case in the ordinary course of the Issuer’s business consistent with past practice and solely for compensation purposes), the Reporting Person shall first be afforded the opportunity to acquire from the Issuer for the same price and on the same terms (except that, the Reporting Person may elect to receive such securities in nonvoting form, convertible into shares of voting securities in a widely dispersed offering) as such securities are proposed to be offered to others, up to the amount of such New Securities to be offered in the aggregate required to enable the Reporting Person to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities.

Rebuttal of Control

In connection with the Funding Agreement, the Reporting Person made certain commitments to the Office of Thrift Supervision to ensure that none of the Reporting Person or any of its affiliates will, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries for purposes of the Home Owners’ Loan Act of 1933, as amended.

The foregoing descriptions of the Funding Agreement, Warrant and the Investor Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Funding Agreement, Warrant and the Investors Rights Agreement, which are included as Exhibits 99.1, 99.3 and 99.4, respectively, hereto and are each incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

99.1                                                                           Funding Agreement, dated as of March 20, 2011, by and between SWS Group, Inc. Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 21, 2011 and incorporated herein by reference).

99.2                                                                           Credit Agreement dated as of July 29, 2011 among SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).

99.2                                                                           Warrant to purchase 8,695,652 shares of Common Stock (or Series A preferred Stock, in certain circumstances in accordance therewith), dated as of July 29, 2011(filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).

99.3                                                                           Investors Rights Agreement, dated as of July 29, 2011, between SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2011

Hilltop Holdings Inc.

	By:	/s/ Corey Prestidge
	Name:	Corey Prestidge
	Title:	General Counsel

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

HILLTOP HOLDINGS INC.

Name	Business Address	Relationship to Hilltop	Present Principal Occupation Including Name and Address (if different) of Employer	Citizenship

Gerald J. Ford	200 Crescent Court Suite 1350 Dallas, TX 75201	Chairman	President of Diamond-A Ford Corporation; Managing Member of Ford Financial Fund, L.P.	USA

W. Joris Brinkerhoff	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Manager of family business interests	USA

Charles R. Cummings	301 Commerce Street, Suite 1405 Fort Worth, TX 76102	Director	President and CEO of CB Resources Inc.	USA

Rhodes Bobbitt	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Retired	USA

J. Markham Green	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Private Investor	USA

C. Clifton Robinson	900 Austin Avenue, 12th Floor Waco, TX 76701	Director	Family Investments	USA

Carl B. Webb	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	CEO and Director of Pacific Capital Bank, Chairman and CEO of Santa Barbara Bank & Trust, N.A.; Senior Principal of Ford Financial Fund, L.P.	USA

Kenneth D. Russell	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Financial Advisor, Diamond A-Ford Corporation	USA

Jess T. Hay	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Retired	USA

W. Robert Nichols III	415 N. Loop 12 Irving, TX 75061	Director	President of Conley Lott Nichols	USA

William T. Hill Jr.	Chateau Plaza, Suite 1400 2515 McKinney Ave. Dallas, TX 75201	Director	Fitzpatrick Hagood Smith & Uhl LLP, of counsel	USA

Corey G. Prestidge	200 Crescent Court Suite 1330 Dallas, TX 75201	General Counsel and Secretary	General Counsel and Secretary at Hilltop Holdings Inc.	USA

Darren Parmenter	200 Crescent Court Suite 1330 Dallas, TX 75201	SVP Finance	SVP Finance at Hilltop Holdings Inc.	USA

Jeremy B. Ford	200 Crescent Court Suite 1330 Dallas, TX 75201	President, CEO, and Director	President, CEO, and Director at Hilltop Holdings Inc.	USA